FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Investor Relations

Press Release

(EXPLANATORY NOTE)
This ammends the 6-K filed on September 18, 2006, which showed that
ENDESA acquired 50.01% of Centro Energia Teverola and Centro Energia Ferrara.
Foster Wheeler Italiana also holds a 42% stake in the two companies.
The correct information is as follows:
ENDESA has acquired 58.35% of Centro Energia Teverola and Centro Energia Ferrara, owners of the CCGT plants.
Foster Wheeler Italiana also holds a 41.65% stake in the two companies.
Attached is revised press release with corrected information.

Press Release

ENDESA BUYS TWO COMBINED CYCLE PLANTS IN ITALY

•	ENDESA has acquired 58.35% of Centro Energia Teverola and Centro Energia Ferrara, owners of the CCGT plants.

•	The plants each have capacity of 150MW and annual output of around 2,000GWh.

•	Through these acquisitions, ENDESA will have installed capacity of c.7,000 MW in Italy, making it the third largest operator in that country.

•
These operations reinforce ENDESA’s presence in the European market, where it is leveraging profitable growth opportunities in energy generation and trading. They are also a step further in its European strategy.

New York, September 18th, 2006.- ENDESA Europa, wholly owned by ENDESA (NYSE:ELE), has acquired 58.35% of Centro Energia Teverola and Centro Energia Ferrara from the Italian companies MERLONI INVEST, MPE and FINELDO. Centro Energético Teverola has a combined cycle plant located in the Emilia Romaña region in the north of Italy and Centro Energético Ferrara has a plant in Campania, in the south of the country.

Foster Wheeler Italiana also holds a 41.65% stake in the two companies.

These companies have around Euro 200 million of assets, of which ENDESA will secure 58.35%.

The plants both have installed capacity of 150MW, meaning that ENDESA Europa will obtain 300MW of new combined cycle capacity in the operation, putting its total combined cycle capacity in Italy at 2,700MW.

These plants have an output of around 2,000GWh a year, which will come on top of Endesa Italia’s 23,362GWh production last year and allow the group to cover its energy supply requirements in this country.

This operation reinforces ENDESA’s presence in the European market, where it is leveraging profitable growth opportunities in energy production and trading.

In addition, the acquisition of these two plants is a huge step forward in ENDESA’s European strategy and falls within the framework of its Business Plan, which envisages the installation of almost 1,100MW in Italy through to 2009. The acquisition of this new capacity is also part of ENDESA's strategic plan.

ENDESA in Italy and Europe

ENDESA’s controlling stake in Endesa Italia, the third largest generator in that country with installed capacity of 6,590 MW, will be reinforced by the 300 MW of capacity now acquired, giving the group a significant position in one of the most attractive and strategically important markets in Europe.

Its generation assets include several thermal plants: Tavazzano (1,840 MW), Monfalcone (976 MW), Ostiglia (1,530 MW), Fiume Santo (1,040 MW) and Trapani (170 MW); the Terni (530 MW), Cotronei (369 MW) and Catanzaro (115 MW) hydroelectric plants and the Florinas (20 MW) and Lardino (14 MW) wind farms.

These plants achieved a net output of 23,362GWh in 2005, with the company posting sales of 30,911GWh.

Also in Italy, ENDESA Europa and ASM Brescia have initiated the Scandale plant project for the construction of two 400MW CCGT plants producing electricity and heat. The plant is scheduled to come on-stream in 2008.

In other news, ENDESA Europa has already obtained the permits to construct a re-gasification plant at Livorno, with authorised re-gasification capacity of around 4 billion cubic metres a year.

It addition to Italy, ENDESA has operations in France, Poland and Morocco, and its installed capacity in Europe stands at around 10,000 MW - making it the only Spanish utility with a significant presence in the European market.

We highlight ENDESA’s activities on the interconnections between Spain, France, Germany, Holland, Belgium, Denmark, Italy and Slovenia.

* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comisión Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2005. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

For additional information please contact Álvaro Pérez de Lema,
North America Investor Relations Office,
Telephone # 212 750 7200
http://www.endesa.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: September 18, 2006	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations